GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

82-3023

May 5, 2003



03050742

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

/dc

Encl.

dlw 5/27

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

May 5, 2003

Golden Hope Mines Limited is pleased to announce that it has reached an agreement in principle with an arm's length investor for a private placement of 1,000,000 common shares of the Company, at a price of $0.10 per share, for aggregate proceeds to the Company of $100,000. The investor will also receive a share purchase warrant entitling it to acquire an additional 1,000,000 common shares, at a price of $0.10 per share for a two year period. A Finder's Fee of 10% will be paid to an arm's length third party. The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

The proceeds from the private placement will be added to the Company's working capital.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, please contact Debra Chapman at 604-434-8829.

File Number: 82-4991

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

May 14, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. Judiciary Plaza
Washington, D.C. U.S.A. 20549

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec,
Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) News Release dated May 6, 2003
(b) Material Change Report dated May 6, 2003

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited



Ronald Haller
Secretary

File Number: 82-4991

Form 27
Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

1. **Reporting Issuer**

   Golden Hope Mines Limited
   Suite 1320
   4 King Street
   Toronto, Ontario
   M5H 1B6

2. **Date of Material Change**

   May 6, 2003

3. **Press Release**

   Market News Publishing Inc. – May 6, 2003

4. **Summary of Material Change**

   Golden Hope Mines Limited arranges $100,000 private placement.

5. **Full Description of Material Change**

   Please refer to attached press release

6. **Reliance on Section 75(3) of the Act**

   This report is not being filed on a confidential basis in reliance on Section 75(3)

7. **Omitted Information**

   N/A

8. **Senior Officer**

   Ronald Haller
   (416) 363- 1240

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

DATED at Toronto this 6th day of May, 2003

Golden Hope Mines Limited

"Ronald Haller"

Ronald Haller - Secretary

File Number: 82-4991

AS A COURTESY MARKET NEWS PUBLISHING INC. WOULD LIKE TO INFORM YOU THAT THE FOLLOWING STORY HAS BEEN DISSEMINATED ELECTRONICALLY AT ON 2003/05/06

GOLDEN HOPE MINES LIMITED ("YGH-V;GOLH-O")
- Private Placement Agreement

Golden Hope Mines Limited is pleased to announce that it has reached an agreement in principle with an arm's length investor for a private placement of 1,000,000 common shares of the Company, at a price of $0.10 per share, for aggregate proceeds to the Company of $100,000. The investor will also receive a share purchase warrant entitling it to acquire an additional 1,000,000 common shares, at a price of $0.10 per share for a two-year period. A Finder's Fee of 10% will be paid to an arm's length third party. The proposed private placement is subject to acceptance by the Toronto Venture Exchange.

The proceeds from the private placement will be added to the Company's working capital.

ON BEHALF OF THE BOARD
"Debra Chapman"
Assistant Secretary

TEL: (604) 434-8829 Debra Chapman
